                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                  FORM 20-F/A-1

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[ x ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
           1934
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           OR
---------- -----------------------------------------------------------------------------------------
[   ]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for
           the fiscal year ended:
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           OR
---------- -----------------------------------------------------------------------------------------
[   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934,
           for the transition period from ______ to _____.
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                          COMMISSION FILE NO: 000-32571

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
              (Exact name of registrant as specific in its charter)

                                     BELIZE
                 (Jurisdiction of incorporation or organization)

                               1ST FLOOR EAST WING
                                 65 FRONT STREET
                               PUNTA GORDA, BELIZE
        (Address of principal executive offices, including Postal Code.)

Registrant's area code and telephone number: (501) (7)22342

Securities to be registered pursuant to Section 12(b) of the Act: Title of each class: NONE

Name of each exchange on which registered: NONE

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: COMMON STOCK

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class: NONE

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement - 5,149,193 COMMON SHARES Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] YES [ ] NO

        Indicate by check mark which financial statement item the registrant has elected to follow: [ ] ITEM 17 [ ] ITEM 18 (APPLICABLE ONLY TO REGISTRANTS
INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [ ] YES [ ] NO

                                      INDEX

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PART  I
------------------ -------------------------------------------------------------

Item 1.            Identity of Directors, Senior Management and Advisers
Item 2.            Offer Statistics and Expected Timetable
Item 3.            Key Information
Item 4.            Information on the Company
Item 5.            Operating and Financial Review
Item 6.            Directors, Senior Management and Employees
Item 7.            Major Shareholders and Related Party Transactions
Item 8.            Financial Information
Item 9.            The Listing
Item 10.           Additional Information
Item 11.           Quantitative and Qualitative Disclosures about Market Risk
Item 12.           Description of Securities Other than Equity Securities
------------------ -------------------------------------------------------------

PART II
------------------ -------------------------------------------------------------

Item 13.           Defaults, Dividend Arrearages and Delinquencies
Item 14.           Material Modifications to the Rights of Security Holders and
                   Use of Proceeds
Item 15.           [Reserved]
Item 16.           [Reserved]
------------------ -------------------------------------------------------------

PART III
------------------ -------------------------------------------------------------

Item 17.           Financial Statements
Item 18.           Financial Statements
Item 19.           Exhibits
------------------ -------------------------------------------------------------

                                  INTRODUCTION

        As used herein, except as the context otherwise requires, the term
"Company" refers to International Technology Enterprises Ltd., a corporation organized under the laws of Belize.

        The Company publishes its financial statements expressed in United
States dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

        The Company's fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

        In the future, the Company will produce annual reports containing audited consolidated financial statements and an opinion thereon by the
Company's independent public accountants. The financial statements contained in this registration statement have been audited in accordance with United States
Generally Accepted Accounting Principles ("US GAAP").

        The Company has no revenue and losses for the most recent year.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

-------------------------------- -----------------------------------------------

Jack L. Mahan, Jr.               Secretary of Board/Chief Executive Officer/
1296 E. Gibson Road, #149        President/Chief Financial Officer
Woodland, CA 95776
-------------------------------- -----------------------------------------------

Ian D. Ross                      Chairman  of the Board/Vice President
24 Station Street
Spalding, Lincolnshire PE11 1EB
United Kingdom
-------------------------------- -----------------------------------------------

Quan Van Nguyen                  Director
18/15 Ngo
Quyen City Rach Gia,
County Kiengiang
Viet Nam
-------------------------------- -----------------------------------------------

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not  applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

Selected Consolidated Financial Data

        The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by  Braverman & Company, P.C., 190 High Chaparral, Prescott, Arizona
86303. Its telephone number is (520) 771-1122 for the year ending December 31,
2000.

The financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States
("US GAAP"). The significant differences from US GAAP are explained in Item 17,
Note to the Financial Statements of the Company.

        The following table summarized certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial
Condition and Results of Operations." The Company has not declared a dividend during the years ended December 31, 2000,. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since the Company was in operative. Please refer to Management's Discussion and
Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

         Statement of Loss and Accumulate Deficit Date:

         Financial Information per US  GAAP

               December 31, 2000 (Audited)
------------------------------------------- -- --------

Total revenue                                   Nil
Interest expense                             $  Nil
Net income (loss)                            $  (15,600)
Total assets                                 $  3,400
Net working capital (deficit)                $  3,400
Shareholders' equity                         $  3,400
------------------------------------------- -- --------

B.   Capitalization and Indebtedness

         Not  Applicable.

C.   Reason for the other and Use of Proceeds

         Not  Applicable.

D.   Risk Factors

         1. Because the Company's auditors have issued a going concern opinion and because the Company's officers and directors will not loan any more money to the Company, the Company may not be able to achieve its objectives and may have to suspend or cease operations. The Company's auditor has issued a going concern opinion. This means that there is doubt that the Company can continue as an ongoing business for the next twelve months. Because our officers and directors are unwilling to loan or advance any additional capital to the Company, management believes that if the Company is not initially successful in its operations, it may have to suspend or cease operations within four months. Further, it will be more difficult for the Company to obtain debt financing at favorable rates while such an opinion exists because of creditors unwillingness to loan funds to a corporation that is in danger of going out of business.

         2. The Company lacks an operating history and has losses which it expects to continue into the future. If the losses continue the Company will have to suspend operations or cease operations. Since the Company was incorporated, it has not started its proposed business operations or realized any revenues. It has no operating history upon which an evaluation of its future success or failure can be made. The Company's net loss since inception is
$(15,600). Its ability to achieve and maintain profitability and positive cash flow is dependent upon

        * its ability to locate customers who require the Company's services
        * its ability to obtain computer products and fulfill the customer's needs
        * its ability to generate a profit from its operations.

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are fixed and variable expenses associated with the Company's operations. Until revenues exceed the fixed and variable expenses, the Company will operate at a loss. Failure to generate a profit will cause the Company to go out of business.

        3. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

         4. If the Company is unable to operate profitably or obtain loans, it may have to attempt to raise capital through the sale of its securities.
Because the Company is in a start-up phase and has not generated any revenues, it is unlikely that it will be able to raise capital through the sale of its common stock. If the Company is unable to generate a profit from its operations and cannot borrow money, its only available source of capital will be through the sale of its common stock. Because the Company is in a start-up stage, has not generated any revenues, and there is no market for the Company's common stock, it is unlikely that the Company will be successful in raising money through the sale of its common stock. If the Company is unable to raise additional needed capital, it will have to suspend or cease operations.

         5. All of the Company's shares were issued at a very low price, accordingly, if the Company's shares begin trading, it is likely that holders of the shares will immediately sell their shares which will depress the market price. The Company's shares of common stock were issued at a low price.
Therefore, if the Company's shares begin trading, it is likely that shareholders will sell their shares in order to obtain a profit. If they do that, the market price for the shares will go down.

        6. Reliance upon Directors and Officers  who will be devoting limited
time to the operations of the Company.   The Company is wholly dependent, at
the present, upon the personal efforts and abilities of its Officers and
Directors, who exercise control over the day to day affairs of the Company.
 Because all of the officers and directors have other business interest, each will only be devoting approximately 10% of his time to the operation of the
Company.

         7. Because the Company's officers and directors are engaged in other businesses, they may be subject to conflicts of interest between the Company and their other business interests. Because the Company's officers and directors are engaged in other business activities, they may be subject to conflicts of interest between the Company and their other business interests should a business opportunity become available to the Company as well as the other business interests. The Company has not formulated a policy for the resolution of such conflicts and accordingly the Company may not be able to participate in the new interest as a result of the conflicts.

         8. The Company and its officers and directors will be liable for false advertising or misrepresented claims. The Company and its officers and directors may be held liable for false advertising or misrepresented claims about its products. In the event the Company or its officers and directors are found liable for such, they may be subject to civil monetary penalties as well as criminal sanctions in the form of fines and prison sentences. If the foregoing occurs, the Company may have to cease or suspend operations.

        9. Issuance of Additional Shares. The Company is authorized to issue
100,000,000 common shares. 5,149,193 or 5% of the common shares are currently issued and outstanding and 94,850,807 or 95.1% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes.
Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

         10. Because the Company, without shareholder approval, can issue shares with rights superior to those of common shareholders, the rights of common shareholders can essentially be eliminated. Because the Company, without shareholder approval, can issue additional shares with rights superior to those of common shareholders, a common shareholders rights can essentially be eliminated through dilution to an insignificant percentage of ownership of the outstanding securities.

         11. Because the Company's articles of association provide that the securities of an investor will be subject to a lien for any money owed by an investor to the Company, the Company may have difficulty in persuading broker/
dealers to make markets in the Company's securities. The Company's articles of association provide that the Company will have a lien on an investor's securities for all money owed to the Company by the investor. As such, the shares may be subject to attachment and sale at anytime an unpaid debt is owed to the Company. Because an orderly market requires the transfer of unencumbered, unrestricted shares and because the foregoing provisions impedes both orderliness, market makers may be reluctant to make a market in the
Company's securities. This could result in an investors inability to sell or transfer his securities.

        12. Because the Company's articles of association provide that the board of directors may decline to register any transfer of the securities, the
Company may have difficulty in persuading broker/dealers to make markets in the
Company's securities. The Company's articles of association provide that the
Company's board of directors may decline to register any transfer of the
Company's securities. Because an orderly market requires the unconditional transfer of securities and because the foregoing provisions impedes the unconditional transfer of securities, market makers may be reluctant to make a market in the Company's securities. This could result in an investors inability to sell or transfer his securities.

        13. Indemnification of Officers and Directors for Securities
Liabilities. The laws of Belize provide that the Company could indemnify any
Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as provided for by law. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the
Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions.
Further, the Company has been advised that in the opinion of the Securities and
Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

         14. No Trading Market for the Company's Common Stock. The Company's
common stock is not traded on any exchange or electronic medium. Accordingly, persons who acquire the Company's shares of common stock may not be able to resell them.

         15. Because the SEC imposes additional sales practice requirements on brokers who deal in the Company's shares which are penny stocks, some brokers may be unwilling to trade them. This means that a shareholder may have difficulty in reselling his shares and may cause the price of the shares to decline. The Company's shares qualify as penny stocks and are covered by
Section  15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities in the  aftermarket. For after-market sales of the Company's securities, the broker/dealer must make a special suitability determination and receive from a potential buyer, a written agreement prior to making a sale to him. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in the Company's shares. This could prevent a shareholder from reselling his shares and may cause the price of the shares to decline.

         16. Because the Company is organized under the laws of Belize, a
U.S. citizen who purchases shares of common stock may have difficulty in enforcing his rights against the Company. The Company is incorporated under the laws of Belize. Further, all of the Company's assets are located in Belize. As such, a U.S. citizen may have difficulty in enforcing his rights against the
Company. In the event that a shareholder sues the Company in the United States and obtains a judgment in federal or a state court, the shareholder may find that it is impracticable or impossible to enforce his judgment in Belize, unless he travels to Belize to do so. Further, Belize laws do not grant much, if any, protection to consumers in general. Accordingly, it is quite possible that any judgment obtained against the Company outside of the United States willbe unenforceable in Belize.

         17. The brokering or selling of computer parts is extremely competitive and if the Company is unable to compete effectively, it will have to cease operations. The Company intends to broker computer hardware and software for a fee. The brokering and selling of computer equipment is extremely competitive. There is no assurance that the Company will be able to compete effectively in such a market. If the Company is unable to compete in such an arena, it will have to cease operations.

        18. Cumulative Voting, Preemptive Rights and Control. There are no
preemptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

        19. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the
Company, its financial requirements and other factors.

         20. An investor may not be able to make a beneficial tax election as a result of the Company's unwillingness to provide necessary information. There is a chance that the Company could become a passive foreign investment company.
If that occurs an investor may be able to make a favorable tax election, provided he is notified of the favorable tax status. The Company, however, has decided that it may or may not provide the information necessary for investors to make favorable tax elections. As a result, an investor may lose such favorable tax election.

ITEM 4.   INFORMATION ON THE COMPANY

         A.   History and Development

        The International Technology Enterprises Ltd. (the "Company") was
incorporated under the laws of Belize on September 27, 2000. The Company was incorporated for the  original  purpose of manufacturing and distributing electronic products. The Company, however, has decided to limit its operation to acting as a broker of computer hardware and software.

         B.   Business Overview

        The Company is in a start-up stage. It has not generated any revenues and there is no assurance that it will become operational. The disclosure contained in this registration statement reflects the Company's plan of operation. Unless the Company can raise capital through the sale of securities or loans, it will not be able to implement its business plan and in all likelihood will have to cease operations. The Company believes that it will need
$2,000,000 in order to commence operations.

        The Company intends to conduct the business of an international sales broker of integrated circuit boards. The Company will establish contracts with third party purchasers of integrated circuit boards and manufacturer sellers of integrated circuit boards for a commission. The commission will be predicated upon a percentage of the total purchase price of the circuit boards.

         Warranties

          The Company will not warrant any of its services or the products which it brokers.

         Market and Marketing

        As a result of the current world market conditions, the demand for computer related and electronic equipment has been declining compared with previous years. The Company believes that the decline is temporary.

        The Company intends to  promote its services on a worldwide basis, initially targeting Asia.

        Initially, the Company intends to  promote its services through electronic trade shows, in computer related magazines and through a web-site it intends to create.

        Packaging and Transportation.

           Packaging of the products will be made by the seller. Transportation will be negotiated by the Company on behalf of buyer.

        Strategy

         The Company's marketing strategy is to promote its ability to locate computer hardware and software requested by a customer at the lowest available cost and within the time constraints established by the customer.

        Inventory

        The Company  will not carry an inventory of products. All products will be purchased by a customer from the supplier and drop shipped directly to the Company's customers.

        Employees

         The Company currently employees no full-time employees and no part-
time employees other than its officers and directors who devote approximately
10% of their time to the operation of the Company. The Company intends to employ these additional employees on as needed basis.

        Competition

        The Company competes with many  other brokers and consulting firms who broker computer hardware and software to third parties  all of which  the
Company believes  have greater financial resources than the Company.

C.   Organizational Structure

Not Applicable.

D.   Property, Plants and Equipment

        Currently the Company does not own any property. The Company's executive offices are located at 1st Floor East Wing, 65 Front Street, Punta Gorda,
Belize. Its telephone number is (501)(7) 22342.  The offices are sublet from
International Technology Industries Corp on a month to month basis. The monthly rental is US$1,267.00. The Company uses approximately 100 square feet of space.
The space consists of desks, telephone equipment, computer equipment and on-line
e-mail services. It is at this location that (1) the brokerage contracts are entered into between the Company and customer and (2) the Company locates the computer equipment desired by the customer. Because the space is used on a month-to-month basis, the Company can be asked to vacate at anytime without advanced notice. If that should occur, the Company believes that it can find adequate alternative office space without interruption of operations.

         International Technology Industries Corp. is engaged in the business of acquisitions and mergers. The space not used or occupied by the Company is used by International Technology Industries Corp. for its operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Management's Discussion and Analysis of Financial Condition and Results
of Operations.

         The Company has inadequate cash to maintain operations during the next twelve months.  In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future.  Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans.  In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

         The Company does not intend to conduct any research or development of its products during the next twelve months other than as described herein.

        The Company does not intend to purchase a plant or significant equipment; however, the Company does intend to acquire an inventory of electronic products for resale.

        The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

        The Company expects to earn revenues in the fourth quarter of 2001.
There is no assurance, however, that the Company will earn said revenues as planned. Currently, the Company has US $3,400 in assets. The source of the assets is cash.

         Reconciliation to US GAAP

         The Company's financial statements have been prepared in compliance with US GAAP standards  (GAAP)

         Inflationary and Other Economic Pressures

         The Company is not currently generating revenues from the sale of products. Future revenues in this segment are governed primarily by  Asian market prices for the Company's services. . No immediate effect in respect to inflation and changes on prices is realized.  However inflationary pressures affect the Company's operation and development expenditure, which is primarily incurred in  Belize dollars which is the same as the U.S. dollar.
 The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. This exposure to inflationary pressure is dependent on the price of electronic products in an unregulated market.  At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of electronic products.

        Government Policies

         The Company has considered the issue of political risk in Belize regarding the acquisition and resale of electronic products and will continue to do so as a matter of normal business practice.  Belize has no history of expropriation, accordingly, the Company is comfortable with the governmental situation, as it exists in Belize today.

         Activities conducted by residents and non-residents in Belize and the flow of investment into Belize and the return of capital out of Belize are subject to regulation.  All of these controls and regulations are subject to change from time to time.  These factors, in addition to the usual risks and the economic and political stability of Belize must be taken into account in relation to the Company's operations.

         These policies or factors do not affect investments by United States
Nationals in Company's common stock.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. DIRECTORS AND SENIOR MANAGEMENT

         The officers and directors of the Company are as follows:

---------------------- ------------ ------------------------------------------------
Name                      Age          Position
---------------------- ------------ ------------------------------------------------
Jack L Mahan, Jr.         59           Director/Secretary/CEO/Chief Financial Officer
---------------------- ------------ ------------------------------------------------
Quan Van Nguyen           49           Director
---------------------- ------------ ------------------------------------------------
Ian Ross                  57           Director/Chairman/Vice President
---------------------- ------------ ------------------------------------------------

         All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified  with the exception of Jack L. Mahan, Jr., who is appointed for a five year period as the representative of Equity Finance Holding Corporation pursuant to Article IV of the Company's Bylaws.  The Company's officers are elected by the Board of
Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

          Jack L. Mahan, Jr.

         Dr. Jack L.  Mahan, Jr., is a founder, Chief Executive Officer, Chief
Financial Officer and a member of the Company's Board of Directors. Since March
1998, Dr. Mahan has served as Chairman, Secretary of the Board of Directors, and
President for Equity Finance Holding Corporation, a foreign public corporation registered with the U.S. Securities And Exchange Commission trading in the U.S.
on the Bulletin Board operated by the National Association of Securities Dealers
(the  "Bulletin Board") with the trading symbol EFHLF.  Dr. Mahan has been employed by the State of California since 1989 as an economic development specialist and he has served on the Planning Commission for the City of
Woodland, California since, 1997.  Prior to that, Dr. Mahan owned several businesses including Dave International, an international trading company. Dr.
Mahan holds the degree of Doctor of Philosophy from the United States
International University, San Diego, California, from the School of Leadership and Human Behavior. He received a MBA degree in International Business, Finance and Marketing, in 1978 and an MBA degree in Real Estate Management In 1979. Both of these degrees were received at National University in San Diego, California.
He also received a Master's Degree (in 1966) and a Bachelor's Degree (in 1964)
from San Diego State  University, San Diego, California; both degrees were in
Experimental Psychology. In 1967, he studied at the International Graduate
School, University of Stockholm, Stockholm, Sweden.

         Quan Van Nguyen

        Mr. Van Nguyen, is a founder and a member of the Company's Board of
Directors. Mr. Van Nguyen is a resident of Viet Nam and has experience in managing companies in Viet Nam. From June 1990 to April 1995, Mr.Van Nguyen
owned and operated Rivers Transportation in Viet Nam. From May 1995 to present,
Mr. Van Nguyen owned and operated a construction company located in Viet Nam.
Since July, 1996, Mr. Van Nguyen owns and operates, a brick manufacturing facilities in Viet Nam which produce from one million to 3.5 million bricks per year and which employ 65 persons.

         Ian D. Ross

        Dr. Ian Ross is a founder, a Vice President and the Company's Chairman of the Board of Directors. Since 1986, Dr. Ross has been Owner/Consultant for
Ian D. Ross & Associates, and Professional Management Services. Dr. Ross
provides consulting to the healthcare industry and business in general in sales and marketing. His company is international in scope. From 1968 to the present, he has operated as Dr. of Dentistry in a general dental practice. As, a dentist with a background in healthcare management and marketing, he has been a board member of a number of healthcare and other professional organizations. From 1984 to 1985 he was a Board Member and Director of Catholic Credit Union (Houston,
Texas, U.S.A.); a Credit Union serving the local community. Duties included attending board meetings as well as conducting general business. He has served on the Board of Directors for the Confederation Of Dental Employers (C.O.D.E.)
(UK),a professional organization of dental practice owners. From 1994 to 1996 he was Secretary and Editor; for which duties included those as Company Secretary and editor of the newsletter. He served on the Board of the Australian Society
For Advancement Of Anesthesia & Sedation In Dentistry (1972 TO 1978). His duties included business manager of thejournal "Dental Anesthesia and Sedation" and course director teaching sedation and practice management. Dr. Ross is a graduate of Sydney University Dental School, Australia (1968), and an Associate
Fellow of the Australian Institute of Management (1975-77). He is also a graduate of Kingston University Business School, London, England (1996-97). As a
graduate of the Dale Carnegie Sales Course, he has taught sales and marketing for healthcare professionals in the United States and in England. He has been a contributing editor (1984-85) for McGraw Hill's "Long Term Care" and other healthcare publications such as Dental Anesthesia and Sedation (1977). He has also taught the Marketing of Medical and Healthcare Services for Business Week
Magazine (1985) and Productivity Training Corporation (1988 to 1994) as well as other healthcare companies.

         B.   Compensation

        The following description sets forth the compensation paid by the
Company from inception through December 12, 2000, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

        The Company currently does not disclose to its shareholders or otherwise make public the information contained in this section.

         Compensation of Officers

        For the period ended December 31, 2000, there was no compensation paid by the Company to its officers. No salaries will be paid or accrued through
December 31, 2000. The Company has recently developed a formal strategic policy regarding the compensation of its executives and officers. This policy is intended to ensure executives a total compensation package that is commensurate with their skill and experience.

        The Company anticipates paying the following salaries in 2001, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

------------------------ ------------------- ---------------

                           Office             Amount
------------------------ ------------------- ---------------

Jack L. Mahan, Jr.         President/CEO      $ 50,000
Ian D. Ross                Vice President     $ -0-
------------------------ ------------------- ---------------

        The Company has not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

        Stock Option Plans and Long-Term Incentive Plan Awards.

        The Company does not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

        Compensation of Directors.

        Directors do not receive any compensation for serving as members of the
Board of Directors. The Board has not implemented a plan to award options to any
Directors. There are no contractual arrangements with any member of the Board of
Directors.

        C.   Board Practices

        The term of offices for the current Board of Directors will expire at the next annual meeting of shareholders  with the exception of one member of the Board of Directors who will be selected for a five year period.  The
Company has not scheduled its next annual meeting.

        There are no director's service contracts with the Company. The Company has no subsidiary corporations.

        The Company does not have an audit committee or remuneration committee.

        D. Employees

        Other than its officers, the Company has no employees.

        E. Share Ownership

        The following table sets forth the common share ownership of each director and officer, individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

------------------------------ --------------------- ------------------------------ ---------------------
Name and Address of Owner       Number of Shares       Position                      Percent of Class
------------------------------ --------------------- ------------------------------ ---------------------
Jack L. Mahan, Jr.                  0                  Secretary of Board/Chief            0%
1296 E. Gibson Road, #149                              Executive Officer/ President
Woodland, CA   95776
------------------------------ --------------------- ------------------------------ ---------------------
Quan Van Nguyen                     0                  Director                            0%
18/15 Ngo
Quyen City Rach Gia,
County Kiengiang
Viet Nam
------------------------------ ---------------------- ----------------------------- ---------------------
Ian D. Ross                         0                  Chairman of the Board/ Vice         0%
24 Station Street                                      President
Spalding, Lincolnshire
PE11 1EB
United Kingdom
------------------------------- --------------------- ----------------------------- ---------------------

         There are no options to purchases shares of the Company's common stock by anyone.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         There are no additional interests of management in transactions involving the Company except for those stated in Item 17 - Notes to the
Financial Statements.

         A.   Interests of Experts and Counsel

         Not  applicable.

         Major Share Ownership

         The  following table sets forth the common share ownership of each person or entity owning more than 5% of the Company's outstanding shares of common stock.

----------------------------------- -------------------- --------------- ----------------------
Name and Address of Owner            Number of Shares                     Percent of Class
----------------------------------- -------------------- --------------- ----------------------
International Technology Industries    4,634,100                                 90%
Corp.
Belize IBC
----------------------------------- -------------------- --------------- ----------------------
Totals                                 4,634,100                                 90%
----------------------------------- -------------------- --------------- ----------------------

Relationship and Transactions with Equity Finance Holding Corporation.

ITEM 8.   FINANCIAL INFORMATION

        A.   Consolidated Statements and Other Information

         See Item 18.

         Legal Proceedings

         No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or
Officer of the Company in his capacity as such.

         Dividends

         No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

         B.   SIGNIFICANT CHANGES

         Not  Applicable

         ITEM 9.   THE OFFER AND LISTING (Items 9 A, B, D, E and F are not applicable).

         Markets on which the Common Shares Trade

        No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so.
Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

        There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the
Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates.
Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the
Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the  staff of the  Securities and Exchange Commission.

        There is no trading market for these shares. However, the Company will seek to list these common shares for trading on the Over-the-Counter Bulletin
Board  (OTCBB) in the United  States.  The  Company   will  qualify  for
listing on the Berlin Stock  Exchange OTC Market;  The Hamburg OTC Market or the
Third Tier of the Frankfurt Stock Exchange subject to their being no outstanding
comments  with the staff of the SEC.   There can be no  assurance  that such
listings will occur.  If the shares trade in the United States or Europe,  there can be no assurance that they will trade at any price.  Equity  Finance  Holding
Corporation  has  arbitrarily  valued the shares at two Belize  cents  (B$0.02), which is one U.S. Cent (US $0.01). If the OTCBB and European listings occur, the
Company  believes  that the  primary  trading  market for its shares  will be in
Europe and not the United States.  Equity Finance Holding Corporation bought ten percent of the issued share of  International  Technology  Enterprises Ltd. with the intent to issue the shares as a non-cash  dividend to Equity Finance Holding
Corporation's  registered  shareholders.  The  sale  resulted  in a ten  percent reduction in the ownership of International  Technology  Enterprises Ltd. by its
Belize  owner(s).  No dividends have been declared on the Company's  stock.  The
Company  does not foresee any  dividends  being  declared  soon.  515,093 common shares were sold to Equity Finance Holding  Corporation.  The Company was
organized at the first  meeting of the Board of Directors on September 28, 2000.
At that time,  the Company  increased  the issued  common  shares from 50,000 to
5,149,193 common shares.  It increased the authorized  shares from 50,000 common shares to 100,000,000 common shares.
As of March 19, 2001, the Company had 733 holders of record of its common shares. Currently, there are 726 U.S. shareholders of the Company's common shares.

ITEM 10.   ADDITIONAL INFORMATION

         A.   Share Capital

         The Company sold 515,093 shares of its Common Stock to Equity Finance
Holding Corporation ("EFHC") on December 15, 2000. EFHC is a Belize company, publicly trading in the United States. Its trading symbol on the
Over-the-Counter-Bulletin-Board is EFHLF. EFHC common stock is traded on the
Bulletin Board ("Bulletin Board") operated by the National Association of
Securities Dealers, Inc. ("NASD"). The shares were without restriction and were issued outside the United States by a Belize corporation to a Belize corporation and accordingly, the securities laws of the United States did not apply to the transaction. On December 30, 2000, EFHC distributed the foregoing 515,093 to its shareholders as a stock dividend.

         Common Shares

        The authorized Common Shares of the Company consists of 100,000,000
B$0.002 per share par value Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company. As of March 19, 2001, 5,149,193 shares of Common Stock were issued and outstanding. All issued and outstanding shares were fully paid

        Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Shares. The holders of the Common Shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares.

         Dividends

        Holders of the Common Shares are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

         Transfer Agent

         Transfer Online, Inc.
         227 South West Pine Street
         Suite 300
         Portland OR, 97204
         Phone: (503) 227-2950
         Fax: (503) 227-6874

         B.   Memorandum and Articles of Association

       1. The registor is

         Transfer Online, Inc.
         227 South West Pine Street
         Suite 300
         Portland OR, 97204
         Phone: (503) 227-2950
         Fax: (503) 227-6874

         The Company's objects and purposes are to engage in any activity not prohibited by law as set forth in Item 4 of the Company's Memorandum of
Association.

      2.(a) A director is entitled to vote on any proposal notwithstanding that he may be interest therein, provided before the proposal is put to a vote he shall disclose the nature of his interest.

        (b) There is no prohibition which prevents directors, in the absence of an independent quorum, to vote compensation to themselves.

        (c) Directors may borrow money. There is no prohibition preventing the
            Company from loaning money to directors.

        (d) There is no retirement or non-retirement age limitation with respect to directors.

        (e) There is no requirement that directors own shares of the Company's common stock.

      3.(a) The Company may declare dividends.

        (b) Each share is entitled to one vote. Directors do not stand for reelection at staggered intervals with the exception of the director from EFHC which is appointed for five years. No cumulative voting is provided for.

        (c) Shareholders are not entitled to share in the profits of the Company.

        (d) Shareholders are entitled to share in any surplus in the event of liquidation, after all debts are paid and all securities having rights superior to common shares are paid.

        (e) There are no redemptions provisions for the Company's securities.

        (f) There are no sinking fund provisions for the Company's securities.

        (g) The Company's shares of common stock are not subject to further capital calls by the Company.

        (h) There are no provisions discriminating against any existing or prospective holder or such securities as a result of such
            shareholder owing a substantial number of shares.

        4. The Company has the right to issue securities with superior rights to those of the common shares. The superior securities may be issued by the board of directors without notice to the shareholders of the common shares.

        5. The annual meeting of shareholders is held on December 1 of each year. Special meetings of shareholders may be called at any time by the chairman, the board of directors, or stockholders of 1/5th of the outstanding shares. Only shareholders of record are entitled to attend the shareholders meetings.

        6. There are no limitations upon the right to own shares of the
           Company's common stock or the right of a shareholder to vote his shares.

        7. There are not provisions in the Company's Memorandum or Association or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company.

        8. There is no bylaw provision governing the ownership threshold above which shareholder ownership must be disclosed.

        9. With respect to items 2 through 8 above, the law applicable to the
           Company is not different from that in the host country.

        10. There are no conditions imposed by the Memorandum of Association governing changes in capital which are more stringent than is required by law.

         Directors may refuse to transfer shares of common stock.  If the board of directors takes such action, it shall, within two months, after the transfer is lodged with the transfer agent, send to the transferee notice of the refusal.

         Registration of transfers may be suspended at such time and for such periods as the directors may from time-to-time determine, but in no event shall such period exceed thirty days in any year.

         The Company may from time-to-time, by resolution directors, increase or reduce the share capital.  An action which increases the share capital could prevent a third party from acquiring sufficient shares to take control of the
Company.

C.        Material Contracts
          None.

D.   Exchange Controls

        There are no exchange controls or other limitations which effect security holders other than shares of common stock issued by the Company to U.S.
residents. Shares of common stock issued to U.S. residents are deemed restricted securities and must only be sold in compliance with Rule 144 of the Securities
Act of 1933 (the "Act").

        In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock are affiliates of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%)
of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

E.   Taxation

        The following discussion summarizes  all material US federal and
Belize tax consequences  of the ownership of Shares by a person ("US Portfolio
Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not deemed a resident of Belize; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Belize.

        The statements regarding US and Belize tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect).
This summary is not exhaustive of all possible tax consideration. Investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers with respect to their individual circumstances.

Taxation of Gains on Sale

         A US Portfolio Stockholder is not subject to Belize income tax on the sale of  its  common  shares  in  the  Company.

         Passive Foreign Investment Company Status

        A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal
Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

        If the Company were a PFIC during any year in which a US Portfolio
Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

        A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio
Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.  The amount allocated to past years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

        If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity's in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US
Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

         The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the
PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspecting by the Internal
Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals. The Company does not intend to furnish any US Portfolio
Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. There, these election will not be available to the Company's
US Portfolio Stockholders.

        There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

        If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio
Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

          The Company has not generated sufficient income and assets during
1999 and 2000 to be deemed a PFIC.

         Taxation of Dividends

        The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings to finance expansion of the business.
Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Belize tax. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income"
or, in the case of certain US Portfolio Stockholder, "financial service income."
The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

        Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in U.S. dollars.
The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend income for a US Portfolio Stockholder will be the
US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

          Dividends on distributions are taxed as ordinary income in the
United States.  Other countries my apply different requirements.

         Estate and Gift Tax

         Belize does not impose any estate, inheritance or gift taxes.
Therefore, no Belize estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

         The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

--------- ---------------------------

*         interest rates on debt;
*         foreign exchange rates
--------- ---------------------------

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. The Company's actual results in the future may differ materially form these projected results due to actual developments in the global financial markets.

         Interest Rates

         Interest rates will fluctuate from time to time. The Company intends to monitory such interest rates in order to take advantage of the fluctuations.

         Foreign Exchange Rates

The Company has not generated any revenues to date. In the future the Company intends to hedge transactions because of our exposure to foreign exchange fluctuations.

         Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

         Our revenue streams and operating expenses are denominated in US dollars only. Approximately 100% of the Company capital contributions and expenses were generated in U.S. dollars. From the Company perspective, the currency movement that would have the greatest impact upon operations is the US dollar. Strengthening the U.S. dollar will have the affect of increasing the
Company's earnings.

         Inflation
         Inflation had no material impact on the Company operations during the years ended  December  31,  2000.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not  Applicable

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not  Applicable

ITEM 15.   RESERVED

ITEM 16.   RESERVED

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS.

         See  Item  19.

ITEM 18.   FINANCIAL STATEMENTS.

         Not  applicable.  Consolidated financial statements are provided under Item 17.

ITEM 19.   EXHIBITS.

A.  Financial  Statements  of  Registrant.

         The following financial statements, together with the reports of the
Company's independent accountants, are filed as part of this Registration
Statement.

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                December 31, 2000

                                TABLE OF CONTENTS
                                -----------------

                                                                         PAGE #
                                                                         ------

NOTES TO FINANCIAL STATEMENTS............................................... 6-9

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To The Board of Directors
INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
Punta Gordo, Belize, CA

        We have audited the accompanying Balance Sheets of INTERNATIONAL
TECHNOLOGY ENTERPRISES LTD. (A Development Stage Company), as of December 31,
2000, and the related statements of operations, changes in stockholders' equity and cash flows for the period September 27, 2000, (inception), to December 31,
2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTERNATIONAL
TECHNOLOGY ENTERPRISES LTD. (A Development Stage Company), as of December 31,
2000, and the results of its operations and cash flows for the period from
September 27, 2000, (inception), to December 31, 2000, in conformity with U.S.
generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the
Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered a loss from operations and has no established source of revenue or cash flow. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Braverman & Company, P.C.
Prescott, Arizona
June 13, 2001
520-771-1122

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                December 31, 2000

                                     ASSETS
                                     ------

CURRENT ASSETS-Cash                                                 $   3,400
                                                                    -----------

                                                                    $   3,400
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES                                                 $       0
                                                                    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Common stock, par value $0.001;
      authorized 100,000,000 shares;
       issued 1,440,400                                                  1,440
     Paid-in capital                                                     2,060
   Contributed capital                                                  15,500
     Common stock subscribed                                             3,709
   Subscriptions receivable                                             (3,709)
     (Deficit) accumulated during
       the Development stage                                           (15,600)
                                                                     ----------

TOTAL STOCKHOLDERS' EQUITY                                           $   3,400
                                                                     ----------

                                                                     $   3,400
                                                                     ==========

    The accompanying notes are an integral part of these financial statements

                                     - 2 -

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
               September 27, 2000(inception), to December 31, 2000
                    and (Deficit) Accumulated Since Inception

REVENUES                                                            $       0
                                                                    -----------

EXPENSES

     General and
     Administrative                                                 $  (15,600)
                                                                    -----------

TOTAL EXPENSES                                                      $  (15,600)
                                                                    -----------

NET (LOSS)                                                          $  (15,600)
                                                                    ===========

Net (loss) per share-Basic                                          $     (.01)
                                                                    ===========

Weighted average
Number of common
shares outstanding                                                   1,440,400
                                                                    ===========

    The accompanying notes are an integral part of these financial statements

                                     - 3 -

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              September 27, 2000 (inception), to December 31, 2000

                                                                                               ACCUM-
                        COMMON STOCK    PAID-IN    CONTRIBUTED     STOCK SUBSCRIBTIONS      ULATED
                     SHARES     AMOUNT   CAPITAL      CAPTIAL      AMOUNT      RECEIVABLE   (DEFICIT)    TOTAL
At inception                -    $  -      $   -       $  -        $  -         $  -         $   -       $   -
   September 28, 2000
   Proceeds @ $.001    925,500     925                                                                       925
   Proceeds @ $.005    514,900     515      2,060                                                          2,575
Contributed capital                                    15,500                                             15,500
Common stock                                                                                                 -
   subscriptions for
3,708,600 shares                                                    3,708       (3,708)                      -
Net (loss) for the period                                                                     (15,600)   (15,600)
Balances,                                                                                                    -
   December 31, 2000 1,440,400    1,440    $2,060     $15,500      $3,708      $(3,708)     $ (15,600)   $ 3,400

    The accompanying notes are an integral part of these financial statements

                                      - 4 -

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
              September 27, 2000 (inception), to December 31, 2000
                    and (Deficit) Accumulated Since Inception

Cash Flows from
Operating Activities

     Net (loss)                                                     $  (15,600)
     Contributed capital                                                15,500
                                                                    -----------

Net cash used in
Operating activities                                                $     (100)

Cash Flows from
Financing Activities

 Proceeds from sale of common stock                                      3,500
                                                                    -----------

Net cash Increase                                                    $   3,400

Cash,
Beginning of period                                                          0
                                                                    -----------

Cash, End of Period                                                  $    3,400
                                                                    ===========

Non-cash transactions:

Common stock subscriptions                                              $ 3,708
Subscriptions receivable                                             $   (3,708)

    The accompanying notes are an integral part of these financial statements

                                     - 5 -

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

        International Technology Enterprises, Ltd. (the Company) was
        incorporated on September 27, 2000, in Belize, Central America,
        Certificate #16,272. It has no business or earned revenues and in accordance with SFAS #7, is considered a development stage company. The
        Company has selected December 31st as its year-end.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Estimates
       ---------

       The preparation of financial statements in conformity with U.S.
       generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and equivalents
    --------------------

       The Company maintains a cash balance in a  non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.
       There are no cash equivalents as of December 31, 2000.)

       Foreign Currency Conversion
       ---------------------------

       The Company maintains its books and records in United States dollars, using accounting  principles generally accepted in the United States of
       America.

       Income Taxes
       ------------

       The Company's primary tax reporting country is Belize. Under Belize laws, foreign earned income is taxable only on remittances to Belize. Income from operations in the United States is taxable by the United States and applicable state governments. Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial
       Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A
       deferred tax asset or liability will be recorded, net of a valuation allowance, for all material temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. No amounts incurred to date are tax deductible until operations commence, accordingly there is no deferred tax at December 31, 2000.

                                       -6-

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Reporting on Costs of Start-Up Activities
       -----------------------------------------

       Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of
       Start-Up Activities" requires organizational and start-up activities to be expensed as incurred.

       Loss Per Share
       --------------

        Net loss per share is provided in accordance with Statement of Financial
        Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic
        loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

NOTE 3 - INCOME TAXES

         There is no income tax provision applicable for the period ended
         December 31, 2000.

NOTE 4 - STOCKHOLDERS' EQUITY

         On September 28, 2000, the Company restated its Articles of
         Incorporation,  which increased its capitalization  from 50,000 common shares to 100,000,000 and changed its par value from US $1.00 to US
         $.001

NOTE 5 - GOING CONCERN

        The Company's financial statements are prepared using U.S. generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. To date the Company has suffered losses and has minimal working capital and equity. It has neither an established source of revenues or cash flows sufficient to cover its operating costs and to allow it to continue as a going concern.
        Management's plan is to have the majority stockholders/officers sustain all required cash flows of the Company in the near term.

                                       -7-

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 6 - RELATED PARTY TRANSACTIONS

     Contributed Capital
     -------------------

        The Company neither owns nor leases any real or personal property.
        Services and costs provided by management/shareholders have been included in the accompanying financial statements as contributed capital as follows:

         Incorporation costs              $3,700
         Management compensation           4,500
         Rent and utilities                1,800
         Agent fees                          800
         Office supplies                     600
         Telephone                           600
         Tranfer agent fees                2,500
         Audit fees                        1,000
                                           -----

         Total                          $ 15,500
                                        ========

        The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

         Ownership and Contol
         --------------------

        As of December 31, 2000 the Company was a subsidiary of International
        Technology Industries, Corp. (ITIC), a recently formed international business corporation owned by Equity Finance Holding Corporation (EFHC), a Belize corporation, which is substantially owned and controlled by the president of the Company.

        ITIC and EFHC have subscribed to a total of 3,708,600 shares of the
        Company's common stock at $.001 per share for a total of $3,708 as of
        December 31, 2000. Substantially all of the shares owned and subscribed to by ITIC are subject to a 5 year " Stock Pooling Agreement" whereby such shares, which comprise the majority of the outstanding and subscribed shares, are restricted on transferability, and may not be pledged or encumbered in order to provide stability to the capital structure of the Company.

                                      - 8 -

                    INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 7  REGISTRATION OF SECURITIES

        The Company is in the process of voluntarily filing on Form 20F under the Securities Exchange Act of 1934, a registration statement with the
        Securities and Exchange Commission, which will, upon its effective date, require the Company to render annual, audited financial statements of the Company.

                                       -9-

B.  Exhibits.

-------- ------------------------------------------------

 1.1     Articles  of  Association.**
 1.2     Bylaws.**
 1.3     Share Certificate - Common Stock**

  23     Consent of BRAVERMAN & COMPANY, P.C.*
-------- ------------------------------------------------

*  Filed within
** Prevously filed in 20FR12G on 4/20/2001

        All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

         Dated this 8th day of August, 2001.

                   BY:

                              INTERNATIONAL TECHNOLOGY ENTERPRISES LTD.

                   BY:        /s/ Jack L. Mahan, Jr.
                                  Jack L. Mahan, Jr., President, Chief Executive
                                                      Officer, Chief Financial
                                                      Officer and Secretary of
                                                      Board

        KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Jack L. Mahan, as true and lawful attorney-in-
fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-
fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                    Title                                            Date

/s/ Ian D. Ross              Chairman of the Board and Vice President         August 8, 2001
    Ian D. Ross

/s/ Jack L. Mahan, Jr.       President, Chief Executive Officer, Chief        August 8, 2001
    Jack L. Mahan, Jr.       Financial Officer and Secretary of the Board

/s/ Quan Van Nguyen          Member of the Board of Directors                 August 8, 2001
    Quan Van Nguyen